                   CENTURY PACIFIC TAX CREDIT HOUSING FUND II
                                 1 E. STOW ROAD
                            MARLTON, NEW JERSEY 08053

VIA FEDEX and FAX (202)772-9209

June 6, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 4561

Attention: Cicely Luckey, Accounting Branch Chief

RE:  Century Pacific Tax Credit Housing Fund - II
     Form 10-K for the fiscal year ended March 31, 2004
     Filed January 25, 2005     File No. 033-24537

Dear Ms. Luckey:

We are responding to the letter from the United States Securities and Exchange Commission dated May 19, 2005 regarding the above referenced filing.

Notes to the Financial Statements, pages F-7 - F-14
---------------------------------------------------

Note 1.  Summary of Significant Accounting Policies, pages F-7 - F-8
--------------------------------------------------------------------

Investments in Operating Partnerships, page F-7

     1. We note your response to comment 1 and your reliance on paragraph 4h of FIN46R as your basis for not evaluating whether the Laurel-Clayton limited partnership is a variable interest entity ("VIE"). Supplementally, please provide us with a detailed analysis that shows how the Laurel-Clayton limited partnership meets the definition of a business. In addition, please provide an expanded response to how you determined that you did not trigger the conditions in parts (2) and
          (3) of paragraph 4h that would require you to determine whether this is a variable interest entity under FIN 46R.

Response:

Appendix C of FIN 46R ("the Interpretation"), related to EITF Issue No.98-3, defines a business for use in the Interpretation as follows:

    "A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers."

                   CENTURY PACIFIC TAX CREDIT HOUSING FUND II
                                 1 E. STOW ROAD
                            MARLTON, NEW JERSEY 08053


As noted in the December 31, 2003 financial statements of Laurel-Clayton Limited Partnership ("Laurel-Clayton"), Laurel-Clayton owns and operates a 430 unit apartment complex in Worcester, Massachusetts. Further review of these financial statements reveals that the inputs, processes and outputs described in Appendix C exist within the operations of Laurel-Clayton. On this basis, the Registrant determined that Laurel-Clayton is a business within the definition of FIN46R. The December 31, 2003 financial statements of Laurel-Clayton Limited Partnership are attached to this response.

Paragraph 4h of FIN46R list four conditions which would require a business to be evaluated as a variable interest entity, including condition (2) "the entity is designed so that substantially all of it activities either involve or are conducted on behalf of the reporting enterprise and its related parties" and condition (3) the reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

As it relates to condition (2), the Registrant is a limited partner of Laurel-Clayton. In that capacity, the Registrant did not participate in the design of Laurel-Clayton, whose apartment complex is operated under an agreement with, and subsidized by, the U.S. Department of Housing and Urban Development. As it relates to condition (3), the Laurel-Clayton financial statements state that the general partner, an unrelated entity of the Registrant, provided more than half of the total equity and subordinated debt of Laurel-Clayton.

On the basis of the above, Laurel-Clayton does not meet the criteria for consideration as a VIE with respect to the Registrant.

In connection with the SEC's comments, Century Pacific Tax Credit Housing Fund II acknowledges the following:

     1. Century Pacific Tax Credit Housing Fund II is responsible for the adequacy and accuracy of the disclosure in our filings;

     2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. Century Pacific Tax Credit Housing Fund II may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,

/s/ James V. Bleiler

Mr. James V. Bleiler
Chief Financial Officer

cc:  Michael D. Byrnes, CPA, Asher & Company, Ltd.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                                TABLE OF CONTENTS



                                                                            PAGE

MORTGAGOR'S CERTIFICATION                                                      4

MANAGING AGENT'S CERTIFICATION                                                 5

INDEPENDENT AUDITORS' REPORT                                                   6

FINANCIAL STATEMENTS

         BALANCE SHEET                                                         8

         STATEMENT OF OPERATIONS                                              10

         STATEMENT OF PARTNERS' EQUITY (DEFICIT)                              13

         STATEMENT OF CASH FLOWS                                              14

         NOTES TO FINANCIAL STATEMENTS                                        16

SUPPLEMENTAL INFORMATION

         BALANCE SHEET DATA                                                   26

         STATEMENT OF OPERATIONS DATA                                         28

         STATEMENT OF PARTNERS' EQUITY (DEFICIT) DATA                         32

         STATEMENT OF CASH FLOWS DATA                                         33

         RESERVE FOR REPLACEMENTS                                             35

         COMPUTATION OF SURPLUS CASH, DISTRIBUTIONS AND
              RESIDUAL RECEIPTS                                               36

         CHANGES IN FIXED ASSET ACCOUNTS                                      37

         DETAIL OF ACCOUNTS - BALANCE SHEET                                   39

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                                TABLE OF CONTENTS


                                                                            PAGE

SUPPLEMENTAL INFORMATION (CONTINUED)

         OTHER INFORMATION                                                    40

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL                              41

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE
    WITH SPECIFIC REQUIREMENTS APPLICABLE TO
    MAJOR HUD PROGRAMS                                                        43

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE WITH
    SPECIFIC REQUIREMENTS APPLICABLE TO FAIR HOUSING
    AND NON-DISCRIMINATION                                                    45

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                                TABLE OF CONTENTS



                            MORTGAGOR'S CERTIFICATION


         We hereby certify that we have examined the accompanying financial statements and supplemental data of Laurel-Clayton Limited Partnership and, to the best of our knowledge and belief, the same are complete and accurate.




                                          GENERAL PARTNER


                                          ______________________________________
                                          Charles M. Moran, Jr.             Date


                                          ______________________________________
                                          Beverly Bates                     Date




                                          Telephone Number: (617) 695-9595

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                                TABLE OF CONTENTS


                         MANAGING AGENT'S CERTIFICATION


         I hereby certify that I have examined the accompanying financial statements and supplemental data of Laurel-Clayton Limited Partnership and, to the best of my knowledge and belief, the same are complete and accurate.




                                          MANAGING AGENT

                                          The Community Builders, Inc.



                                          ______________________________________
                                          Maria Correla

Keven Spillane
Property Manager                          Managing Agent Taxpayer
                                            Identification Number:
                                            04-2324773

                               Reznick Group, P.C.

         7700 Old Georgetown Road * Suite 400 * Bethesda, MD 20814-6224
                       (301) 652-9100 * Fax (301) 652-1848


                          INDEPENDENT AUDITORS' REPORT


To the Partners
Laurel-Clayton Limited Partnership

         We have audited the accompanying balance sheet of Laurel-Clayton Limited Partnership as of December 31, 2003, and the related statements of operations, partners' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laurel-Clayton Limited Partnership as of December 31, 2003, and the results of its operations, the changes in partners' equity (deficit) and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

         In accordance with Government Auditing Standards and the "Consolidated Audit Guide for Audits of HUD Programs," we have also issued reports dated January 28, 2004 on our consideration of Laurel-Clayton Limited Partnership's internal control and on its compliance with specific requirements applicable to major HUD programs and fair housing and non-discrimination. Those reports are an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audit.

         Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information on pages 26 through 40 is presented for purposes of additional analysis and is not a required part of the basic financial statements of the Partnership. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.








Bethesda, Maryland                             Taxpayer Identification Number:
January 28, 2004                                 52-1088612

Lead Auditor: Karen D. Donahoe, CPA

                            Laurel-Clayton Limited Partnership
                              HUD Project No.: 023-44012-LDC

                                      BALANCE SHEET

                                    December 31, 2003


                                         ASSETS

CURRENT ASSETS
  Cash and cash equivalents - operations                                                      $ 483,213
  Tenant accounts receivable                                          $ 17,578
  Allowance for doubtful accounts                                      (13,000)
                                                                   -----------
                                                                                                  4,578
  Accounts receivable - HUD                                                                       8,854
  Accounts and notes receivable - operations                                                      5,624
  Interest reduction payment receivable                                                           4,622
  Payroll deposit                                                                               106,999
  Miscellaneous prepaid expenses                                                                138,535
                                                                                           ------------

    Total current assets                                                                        752,425

DEPOSITS HELD IN TRUST - FUNDED
  Tenant deposits                                                                                93,012

RESTRICTED DEPOSITS AND FUNDED RESERVES
  Escrow deposits                                                      225,537
  Reserve for replacements                                             989,007
                                                                   -----------
                                                                                              1,214,544

RENTAL PROPERTY
  Land                                                               1,100,000
  Buildings                                                         23,197,918
  Office furniture and equipment                                     1,342,476
  Maintenance equipment                                                 22,139
  Motor vehicles                                                         6,400
                                                                   -----------
                                                                    25,668,933
  Less accumulated depreciation                                    (11,893,951)
                                                                   -----------
                                                                                             13,774,982
                                                                                           ------------

                                                                                           $ 15,834,963
                                                                                           ============


                                   (continued)
                                       -5-

                            Laurel-Clayton Limited Partnership
                              HUD Project No.: 023-44012-LDC

                                BALANCE SHEET - CONTINUED

                                    December 31, 2003


                                    LIABILITIES AND PARTNERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable - operations                                                                           $ 88,739
  Accrued property taxes payable                                                                           180,000
  Mortgage payable - first mortgage, current maturities                                                    463,660
  Accrued expenses                                                                                          43,875
                                                                                                         ---------

     Total current liabilities                                                                             776,274

DEPOSITS LIABILITY
  Tenant deposits held in trust (contra)                                                                    91,332

LONG-TERM LIABILITIES
  Accrued interest payable - other loans/notes (surplus cash)                 $ 8,447,461
  Notes payable - surplus cash                                                  2,800,000
  Mortgage payable - first mortgage, net of current maturities                  5,297,532
  Other loans/notes payable                                                     3,517,966
  Accrued asset management fees                                                   169,997
                                                                              -----------
                                                                                                        20,232,956

CONTINGENCY                                                                                                      -

PARTNERS' EQUITY (DEFICIT)                                                                              (5,265,599)
                                                                                                      ------------

                                                                                                      $ 15,834,963
                                                                                                      ============

                        See notes to financial statements

                            Laurel-Clayton Limited Partnership
                              HUD Project No.: 023-44012-LDC

                                 STATEMENT OF OPERATIONS

                               Year ended December 31, 2003


RENTAL REVENUE
  Rent revenue - gross potential                                                $ 2,025,690
  Tenant assistance payments                                                      2,597,584
  Rent revenue - stores and commercial                                               24,776
  Miscellaneous rent revenue                                                         33,002
                                                                                -----------

    Total rental revenue                                                                                 $ 4,681,052

VACANCIES
  Apartments                                                                        (20,015)
  Rental concessions                                                                 (2,008)
                                                                                -----------

    Total vacancies                                                                                        (22,023)
                                                                                                        ----------

    Net rental revenue                                                                                   4,659,029

FINANCIAL REVENUE
  Financial revenue - project operations                                             19,923
  Revenue from investments - replacement reserve                                      9,181
                                                                                -----------

    Total financial revenue                                                                                 29,104

OTHER REVENUE
  Laundry and vending                                                                 9,237
  Tenant charges                                                                     15,233
  Interest reduction payments revenue                                               130,859
  Miscellaneous revenue                                                              11,188
                                                                                -----------

    Total other revenue                                                                                    166,517
                                                                                                       -----------

    Total revenue                                                                                        4,854,650
                                                                                                       -----------


                                   (continued)

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                       STATEMENT OF OPERATIONS - CONTINUED

                          Year ended December 31, 2003


ADMINISTRATIVE EXPENSES
  Advertising and marketing                                                             890
  Resident services                                                                 184,645
  Office salaries                                                                   228,245
  Office expenses                                                                    39,240
  Management fee                                                                    279,829
  Administrative rent free unit                                                       6,276
  Legal expense - project                                                            20,502
  Auditing expense                                                                    9,800
  Bad debts                                                                           5,947
  Miscellaneous administrative expenses                                              41,315
                                                                                -----------

    Total administrative expenses                                                                          816,689

UTILITIES EXPENSE
  Electricity                                                                       298,807
  Water                                                                             223,966
  Gas                                                                               382,425
                                                                                -----------

    Total utilities expense                                                                                905,198

OPERATING AND MAINTENANCE EXPENSES
  Payroll                                                                           371,638
  Supplies                                                                           75,134
  Contracts                                                                         291,848
  Garbage and trash removal                                                          49,093
  Snow removal                                                                        2,811
  Vehicle and maintenance equipment operation and repairs                             8,195
                                                                                -----------

    Total operating and maintenance expenses                                                               798,719

                                   (continued)

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                       STATEMENT OF OPERATIONS - CONTINUED

                          Year ended December 31, 2003


TAXES AND INSURANCE
  Real estate taxes                                                                 180,000
  Payroll taxes                                                                      54,010
  Property and liability insurance                                                  173,955
  Workmen's compensation                                                             14,164
  Health insurance and other employee benefits                                      156,343
  Miscellaneous taxes, licenses, permits and insurance                                   86
                                                                                ------------

    Total taxes and insurance                                                                              578,558

FINANCIAL EXPENSES
  Interest on notes payable - long-term                                             224,000
  Mortgage insurance premium/service charge                                          29,775
  Miscellaneous financial expenses                                                   10,059
                                                                                -----------

    Total financial expenses                                                                               263,834
                                                                                                        ----------

    Total cost of operations before depreciation and amortization                                        3,362,998
                                                                                                        ----------

    Income (loss) before depreciation and amortization                                                   1,491,652
                                                                                                        ----------

DEPRECIATION AND AMORTIZATION
  Depreciation expense                                                              848,101
                                                                                -----------

    Total depreciation and amortization                                                                    848,101
                                                                                                        ----------

    Operating income (loss)                                                                                643,551
                                                                                                        ----------

CORPORATE OR MORTGAGOR ENTITY REVENUE AND EXPENSES
  Interest on notes payable                                                         751,578
  Asset management fees                                                              46,641
                                                                                -----------

    Net entity expenses                                                                                    798,219
                                                                                                        ----------

    Total expenses                                                                                       5,009,318
                                                                                                        ----------

Net income (loss)                                                                                       $ (154,668)
                                                                                                        ==========


                        See notes to financial statements

                           Laurel-Clayton Limited Partnership
                             HUD Project No.: 023-44012-LDC

                        STATEMENT OF PARTNERS' EQUITY (DEFICIT)

                              Year ended December 31, 2003

                                                    General partners       Limited partners               Total
                                                    -----------------      -----------------          ------------
Partners' equity (deficit)
  December 31, 2002                                  $ (3,549,909)          $ (1,561,022)             $ (5,110,931)

Net income (loss)                                          (1,547)              (153,121)                 (154,668)
                                                     ------------           ------------              ------------

Partners' equity (deficit)
  December 31, 2003                                  $ (3,551,456)          $ (1,714,143)             $ (5,265,599)
                                                     ============           ============              ============


                        See notes to financial statements

                           Laurel-Clayton Limited Partnership
                             HUD Project No.: 023-44012-LDC

                                 STATEMENT OF CASH FLOWS

                              Year ended December 31, 2003

Cash flows from operating activities
  Rental receipts                                                                                      $ 4,636,348
  Interest receipts                                                                                         29,104
  Other operating receipts                                                                                 166,517
                                                                                                       -----------
    Total receipts                                                                                       4,831,969
                                                                                                       -----------

  Administrative expenses paid                                                                            (320,835)
  Management fees paid                                                                                    (279,829)
  Utilities paid                                                                                          (875,598)
  Salaries and wages paid                                                                                 (599,883)
  Operating and maintenance paid                                                                          (410,824)
  Real estate taxes paid                                                                                  (180,000)
  Property insurance paid                                                                                 (157,080)
  Miscellaneous taxes and insurance paid                                                                       (86)
  Net tenant security deposits received (paid)                                                                 106
  Other operating expenses paid                                                                           (194,823)
  Interest paid on notes                                                                                  (303,822)
  Mortgage insurance premium paid                                                                          (28,141)
  Miscellaneous financial expenses paid                                                                    (10,059)
  Entity/construction expenses paid
    Interest paid                                                                   $ (276,055)
    Asset management fees                                                              (44,134)
                                                                                    ----------
                                                                                                          (320,189)
                                                                                                        ----------
      Total disbursements                                                                               (3,681,063)
                                                                                                        ----------

    Net cash provided by (used in) operating activities                                                  1,150,906
                                                                                                        ----------

Cash flows from investing activities
  Net deposits to mortgage escrows                                                                         (13,256)
  Net deposits to reserve for replacements                                                                (130,973)
  Net purchases of fixed assets                                                                           (525,989)
                                                                                                          --------

    Net cash provided by (used in) investing activities                                                   (670,218)
                                                                                                         ---------

Cash flows from financing activities
  Mortgage principal payments - first mortgage                                                            (426,006)
  Principal payments on notes and loans payable                                                           (405,895)
                                                                                                         ---------

    Net cash provided by (used in) financing activities                                                   (831,901)
                                                                                                         ---------

    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                  (351,213)

Cash and cash equivalents, beginning                                                                       834,426
                                                                                                         ---------

Cash and cash equivalents, end                                                                           $ 483,213
                                                                                                         =========



                                   (continued)

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                       STATEMENT OF CASH FLOWS - CONTINUED

                          Year ended December 31, 2003

Reconciliation of net income (loss) to net
cash provided by (used in) operating activities
  Net income (loss)                                                                                     $ (154,668)
                                                                                                       -----------
  Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities
    Depreciation                                                                                           848,101
    Changes in asset and liability accounts
    (Increase) decrease in assets
      Tenant accounts receivable                                                                             5,576
      Accounts receivable - other                                                                           (6,591)
      Miscellaneous prepaid expenses                                                                        18,509
      Tenant security deposits funded                                                                       21,146
    Increase (decrease) in liabilities
      Accounts payable                                                                                      21,532
      Accrued interest payable                                                                             (50,128)
      Tenant security deposits held in trust                                                               (21,040)
      Prepaid revenue                                                                                       (9,561)
      Entity/construction liability accounts (include detail)
        Accrued interest - entity                                                    $ 475,523
        Accrued asset management fee                                                     2,507
                                                                                     ---------
                                                                                                           478,030
                                                                                                       -----------

    Total adjustments                                                                                    1,305,574
                                                                                                       -----------

  Net cash provided by (used in) operating activities                                                  $ 1,150,906
                                                                                                       ===========


                        See notes to financial statements

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2003



NOTE A - ORGANIZATION

     Laurel-Clayton Limited Partnership (the "Partnership") was formed on December 1, 1987 as a Massachusetts limited partnership for the purpose of acquiring and operating Plumley Village East, a 430-unit apartment complex in Worcester, Massachusetts (the "Project") providing residential housing for families of low and moderate income.

     The Project is operated under the terms of a U.S. Department of Housing and Urban Development ("HUD") regulatory agreement under Section 236 of the National Housing Act. The Project has a HUD mortgage note under this program, with an interest rate subsidy which effectively can lower the interest rate to 1%. The Section 236 program is a major program of the Project. The Project is also subsidized by HUD under its Section 8 Housing Assistance Program.

     Each building of the Project has qualified for and been allocated low-income housing credits pursuant to Internal Revenue Code Section 42 ("Section 42") which regulates the use of the Project as to occupant eligibility and unit gross rent, among other requirements. Each building of the Project must meet the provisions of these regulations during each of fifteen consecutive years in order to remain qualified to receive the credits. In addition, Laurel-Clayton Limited Partnership has executed an Extended Low-income Housing Extended Use Commitment which requires the utilization of the Project pursuant to Section 42 for a minimum of 30 years, even if the Partnership disposes of the Project.

     On December 10, 1987, The Community Builders, Inc. ("TCB") entered into a purchase and sale agreement to acquire the assets and liabilities of the Project for $1,750,000, payable to the seller upon syndication of the Partnership. On December 30, 1987, TCB assigned its rights and obligations under the purchase and sale agreement to the Partnership for $4,250,000 (see note D) and the Partnership acquired the assets and liabilities of the Project. In connection with the acquisition, the Partnership also agreed to pay an acquisition fee of $1,000,000 to TCB, which was forgiven in 1989. The purchase price of the Project was allocated to property and equipment based on fair market values determined at the date of acquisition.

     The Partnership is made up of the managing general partner with a 0.5% share, the supervising general partners with a 0.5% share, the investor limited partner with a 60% share,

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE A - ORGANIZATION (Continued)

     and the class A limited partners with a 39% share. The managing general partner is owned 76% by a corporation which in turn is owned 100% by The Community Builders, Inc., which manages the Project.

     Except as specified in the partnership agreement, all items of income, expense, gain, loss, tax credits, tax preferences and cash are allocated to the partners based on their ownership percentages. Certain special items of loss generated by bridge loan interest expense, seller loan interest, refinance fees and contingent interest expense are allocated exclusively to the class A limited partners.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Accounts Receivable and Bad Debts
     ---------------------------------

     Tenant receivables are reported net of an allowance for doubtful accounts. Management's estimate of the allowance is based on historical collection experience and a review of the current status of tenant accounts receivable. It is reasonably possible that management's estimate of the allowance will change.

     Rental Property
     ---------------

     Rental property is carried at cost. Depreciation is computed using the straight-line method for the buildings and land improvements and the double declining balance method for equipment over the estimated useful lives of the assets.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Rental Income
     -------------

     Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Partnership and tenants of the property are operating leases.

     Cash Equivalents
     ----------------

     For purposes of the statement of cash flows, the Partnership considers all highly liquid treasury bills purchased with a maturity of three months or less to be cash equivalents.

     Income Taxes
     ------------

     No provision or benefit for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually.

NOTE C - MORTGAGE PAYABLE

     The Partnership has a mortgage payable to HUD, secured by the real property of the Project. Monthly installments of $77,965 include principal and interest at 8.5%. The monthly mortgage interest reduction is equal to the difference between the payment that would be required for principal and interest at 8.5% on the actual mortgage note and the amount that would be required for principal and interest if the mortgage note carried an interest rate of 1%. The interest reduction is then passed on to eligible tenants in the form of lower rents. The amount received in the current year totaled $640,428. Final payment is due September 2012.

     Under agreements with HUD, the Partnership is also required to make monthly escrow deposits for taxes, insurance and replacement of project assets, and is subject to restrictions as to operating policies, rental charges, operating expenditures and distributions.

     The liability of the Partnership under the mortgage note is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE C - MORTGAGE PAYABLE (Continued)

     Aggregate annual maturities of the mortgage payable over each of the next five years following December 31, 2003 and thereafter are as follows:

            December 31, 2004           $  463,660
                         2005              504,644
                         2006              549,250
                         2007              597,798
                         2008              650,638
                   Thereafter            2,995,202
                                        ----------

                                        $5,761,192
                                        ==========

NOTE D - NOTES PAYABLE

     Related Party
     -------------

     A note payable to TCB in the original amount of $4,250,000 is secured by the assets of the Project and subordinated to both the mortgage note and the residual receipts note. Interest is compounded annually on the outstanding principal and interest balance at 8.38%, a portion of which is payable out of surplus cash (see note G). Principal and unpaid interest are due on the earlier of the date of sale or refinancing of the Project, or the 90th day after the close of the Low-Income Housing Credit Compliance Period, as defined in Section 42(i) of the Internal Revenue Code. During 2003, $751,578 of interest was incurred. The Partnership distributed $276,055 from available surplus cash during 2003 to pay accrued interest. At December 31, 2003, the note principal balance was $3,517,966 and unpaid interest of $5,935,296 was included in accrued interest payable - other loans/notes.

     A note payable to Community Development, Inc. ("CDI"), an affiliate of TCB, bears no interest. All principal is due upon the earlier of: (a) the removal of Laurel-Clayton Associates as managing general partner; (b) the sale or transfer of the property; (c) the dissolution and liquidation of Laurel-Clayton Associates; or (d) November 28, 2003. During 2003 the entire principal balance of $405,895 was paid.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE D - NOTES PAYABLE (Continued)

     Other
     -----

     A residual receipts note is payable to HUD, incurred for the purpose of completing a rehabilitation plan which provided for renovation to rental units, common areas and structures. The note is secured by the real estate of the Project. This note bears interest at an annual rate of 8%, a portion of which is payable out of surplus cash (see note G). Principal and unpaid interest are due in their entirety in a balloon payment when the mortgage expires. During 2003, $224,000 of interest was incurred. The Partnership paid $303,822 from available surplus cash during 2003. At December 31, 2003, the principal note balance was $2,800,000 and unpaid interest of $2,512,165 was included in accrued interest payable - other loans/notes.

NOTE E - RELATED PARTY TRANSACTIONS

     The Project owes asset management fees of $169,997, including the current year expense of $46,641, to Century Pacific Realty Corporation, the supervising general partner. The fees are payable out of surplus cash available for distribution (see note G), or proceeds from the sale or refinancing of the property. During 2003, the Partnership paid $44,134 from available surplus cash.

NOTE F - MANAGEMENT FEE

     The Project is managed by TCB. Management fees to TCB, based on 6% of gross collections, were $279,829. In addition, TCB charged the Partnership $964,286 for payroll and related costs.

NOTE G - DISTRIBUTIONS

     The HUD regulatory agreement limits annual distributions of Project funds to 6% of the initial equity investment in the Project which is $242,600. Distributions may only be made from surplus cash, as defined by the HUD regulatory agreement. Distributions that are allowable, but limited by insufficient surplus cash, can be accumulated. At December 31, 2003, surplus cash amounted to $361,133 and accumulated undistributed return on investment totaled $5,372,065.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE G - DISTRIBUTIONS (Continued)

     An amendment to the HUD residual receipts note provides for the following uses of surplus cash:

      (a) The first $120,000 shall be retained in an operating account and used in the following 12-month period for resident services.

      (b) The next $40,000 shall be allocated for distributions permitted under the HUD regulatory agreement.

      (c) The next $50,000 shall be applied to interest on the HUD residual receipts note.

      (d) The next $30,000 shall be allocated for distributions permitted under the HUD regulatory agreement.

      (e) Any surplus cash beyond $240,000 shall be allocated equally to interest on the HUD residual receipts note and distributions permitted under the HUD regulatory agreement.

NOTE H - RESIDENT SERVICES

     The Project provides many programs and other services to its residents at its Center for Education and Employment. Those programs include a computer learning center, adult education classes for GED and ESL, workforce readiness and employment assistance and various youth programs. These services are funded by up to $120,000 from the previous year's surplus cash and the remainder from the Project's operating budget. In 2003, resident service expenses totaled $216,355, which consists of salaries and related expenses, as well as supplies, equipment and administrative costs.

NOTE I - CONCENTRATION OF CREDIT RISK

     The Partnership maintains its cash balances in two banks. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at each bank. As of December 31, 2003, the uninsured portion of the cash balances held at one of the banks was $399,873.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003



NOTE I - CONCENTRATION OF CREDIT RISK (Continued)

     The restricted deposits described in note C are held by GMAC Mortgage Corporation, which potentially subjects the Partnership to risk.

NOTE J - HOUSING ASSISTANCE PAYMENT CONTRACT AGREEMENT

     HUD has contracted with the Partnership, under Section 8 of Title II of the Housing and Community Development Act of 1974, to make housing assistance payments to the Partnership on behalf of qualified tenants. One agreement covering 256 units expires on September 30, 2004. A second agreement covering 86 units expires on September 30, 2004.

     In January 2001, HUD issued its "Guidebook for Section 8 Renewal Policy" (the "Guidebook"), which provides guidance for the renewal of expiring
     Section 8 project-based contracts. The Guidebook is a comprehensive resource for all renewals and is updated periodically to reflect program and legislative changes.

     The Guidebook sets forth six options for initial Section 8 contract renewals. They include requesting renewal under the mark-up-to-market procedures, renewing other contracts with rents at or below comparable market rents, referring projects to the Office of Multifamily Housing Assistance Restructuring ("OMHAR") for full restructuring or "OMHAR-lite" renewals because the contract has rents greater than market, renewing contracts for "exception" projects which are exempted from referral to OMHAR, renewing contracts for portfolio reengineering demonstration or preservation projects, and opting out of the Section 8 program. Owners are limited to selecting options based upon the type of project involved and current rent levels and must submit requests to HUD at least 120 days before contract expiration. Each option contains specific eligibility requirements, rules and procedures that must be followed to comply with the Guidebook. Approved multiple year contracts are funded for one year with the balance of years subject to annual appropriations. Subsequent renewals of contracts may be made under any option the contract is eligible for at the time of renewal.

     As of the date of the report, the Partnership intends to renew its contracts under the options provided by HUD housing notice 99-36.

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE K - MORTGAGOR ENTITY EXPENSES

     Mortgagor entity expenses included in the Statement of Operations do not represent operating expenses of the project and, accordingly, cannot be paid and are not paid out of project operations. Rather, they are entity expenses, which can only be paid out of surplus cash or mortgagor entity funds. Such expenses have been segregated from project operations in the Statement of Operations for that reason. Unpaid mortgagor entity expenses included in the Statement of Operations represent accruals only and are recorded only where required under accounting principles generally accepted in the United States of America. These accruals result only in increased liabilities in the Balance Sheet. The liability that results from any accrual is also subject to surplus cash restrictions and is payable only to the extent of surplus cash or mortgagor entity funds. The Statement of Cash Flows reflects those mortgagor entity expenses actually paid during the period. Below is a summary of mortgagor entity expenses expensed and paid:

                            Expensed         Paid         Beginning          Ending
          Description        Amount         Amount        Liability        Liability
     -------------------- ------------   ------------   --------------   --------------
     Interest on notes
        payable           $    751,578   $    276,055   $    5,459,773   $    5,935,296
     Asset management
        fees                    46,641         44,134          167,490          169,997
                          ------------   ------------   --------------   --------------

             Total        $    798,219   $    320,189   $    5,627,263   $    6,105,293
                          ============   ============   ==============   ==============

NOTE L - CONTINGENCY

     Interest on the residual receipts note from HUD described in note D had been accrued at 1% simple interest from the loan origination date until the date of the transfer of physical assets from the seller to the Partnership, at which time the interest rate increased to 8%. HUD contends that the rate change is retroactive to the loan origination, while management contends that the increase was effective as of the date of the transfer, and it has kept its books and records accordingly. The amount of interest which would have been capitalized as part of the purchase price due to the retroactive adjustment is approximately $179,331. This additional amount would be due with the balance of principal and interest at the expiration of

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 2003


NOTE L - CONTINGENCY (Continued)

     the mortgage as described in note C. No accrual of this amount has been made in the accounting records as of December 31, 2003.

NOTE M - FRONT FOOTAGE BENEFIT

     The Partnership entered into a contract exempting it from taxation of real and personal property and betterments and special assessments and from the payment of any tax, excise or assessment to or for the Commonwealth or any of its political subdivisions on account of the Project. The Partnership pays the excises with respect to the Project which a corporation would be bound to pay under the formulae and provisions set forth under the provisions of the contract. For the year ended December 31, 2003, the Partnership incurred $180,000 in taxes.

                            SUPPLEMENTAL INFORMATION

                         SUPPORTING DATA REQUIRED BY HUD

                           Laurel-Clayton Limited Partnership
                             HUD Project No.: 023-44012-LDC

                                SUPPLEMENTAL INFORMATION

                             SUPPORTING DATA REQUIRED BY HUD

                                   BALANCE SHEET DATA

                                    December 31, 2003

                                         ASSETS
Account No.
----------
CURRENT ASSETS
1120             Cash - operations                                                        $    483,213
1130             Tenant accounts receivable                         $    17,578
1131             Allowance for doubtful accounts                        (13,000)
                                                                    -----------
1130N            Net tenants accounts receivable                                                 4,578
1135             Accounts receivable - HUD                                                       8,854
1140             Accounts and notes receivable - operations                                      5,624
1165             Interest reduction payment receivable                                           4,622
1190             Miscellaneous current assets                                                  106,999
1200             Miscellaneous prepaid expenses                                                138,535
                                                                                          ------------

1100T              Total current assets                                                        752,425

DEPOSITS HELD IN TRUST - FUNDED
1191             Tenant deposits                                                                93,012

RESTRICTED DEPOSITS AND FUNDED RESERVES
1310             Escrow deposits                                        225,537
1320             Reserve for replacements                               989,007
                                                                    -----------
1300T              Total deposits                                                            1,214,544

RENTAL PROPERTY
1410             Land                                                 1,100,000
1420             Buildings                                           23,197,918
1465             Office furniture and equipment                       1,342,476
1470             Maintenance equipment                                   22,139
1480             Motor vehicles                                           6,400
                                                                    -----------
1400T              Total fixed assets                                25,668,933
1495             Less accumulated depreciation                      (11,893,951)
                                                                    -----------
1400N              Net fixed assets                                                         13,774,982
                                                                                          ------------

1000T              Total assets                                                           $ 15,834,963
                                                                                          ============

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                         BALANCE SHEET DATA - CONTINUED

                                December 31, 2003



                       LIABILITIES AND PARTNERS' EQUITY (DEFICIT)
Account No.
-----------------
CURRENT LIABILITIES
2110             Accounts payable - operations                                            $     88,739
2150             Accrued property taxes payable                                                180,000
2170             Mortgage payable - first mortgage,
                   current maturities                                                          463,660
2190             Miscellaneous current liabilities                                              43,875
                                                                                          ------------

2122T              Total current liabilities                                                   776,274

DEPOSITS LIABILITY
2191             Tenant deposits held in trust (contra)                                         91,332

LONG-TERM LIABILITIES
2133             Accrued interest payable - other loans/notes
                   (surplus cash)                                      $ 8,447,461
2311             Notes payable - surplus cash                            2,800,000
2320             Mortgage payable - first mortgage, net of
                   current maturities                                    5,297,532
2324             Other loans/notes payable, net of
                   current maturities                                    3,517,966
2390             Miscellaneous long-term liabilities                       169,997
                                                                       -----------
2300T              Total long-term liabilities                                              20,232,956

3130             PARTNERS' EQUITY (DEFICIT)                                                 (5,265,599)
                                                                                          ------------

2033T              Total liabilities and partners' equity (deficit)                       $ 15,834,963
                                                                                          ============

                           Laurel-Clayton Limited Partnership
                             HUD Project No.: 023-44012-LDC

                          SUPPLEMENTAL INFORMATION - CONTINUED

                             SUPPORTING DATA REQUIRED BY HUD

                              STATEMENT OF OPERATIONS DATA

                              Year ended December 31, 2003

Account No.
-----------------
RENTAL REVENUE
5120             Rent revenue - gross potential                        $ 2,025,690
5121             Tenant assistance payments                              2,597,584
5140             Rent revenue - stores and commercial                       24,776
5190             Miscellaneous rent revenue                                 33,002
                                                                       -----------

5100T              Total rental revenue                                                   $ 4,681,052

VACANCIES
5220             Apartments                                                (20,015)
5250             Rental concessions                                         (2,008)
                                                                       -----------

5200T              Total vacancies                                                            (22,023)
                                                                                          -----------

5152N              Net rental revenue                                                       4,659,029

FINANCIAL REVENUE
5410             Financial revenue - project operations                     19,923
5440             Revenue from investments - replacement reserve              9,181
                                                                       -----------

5400T              Total financial revenue                                                     29,104

OTHER REVENUE
5910             Laundry and vending                                         9,237
5920             Tenant charges                                             15,233
5945             Interest reduction payments revenue                       130,859
5990             Miscellaneous revenue                                      11,188
                                                                       -----------

5900T              Total other revenue                                                        166,517
                                                                                          -----------

5000T              Total revenue                                                            4,854,650
                                                                                          -----------

                           Laurel-Clayton Limited Partnership
                             HUD Project No.: 023-44012-LDC

                          SUPPLEMENTAL INFORMATION - CONTINUED

                             SUPPORTING DATA REQUIRED BY HUD

                        STATEMENT OF OPERATIONS DATA - CONTINUED

                              Year ended December 31, 2003

Account No.
-----------------
ADMINISTRATIVE EXPENSES
6210             Advertising and marketing                                     890
6250             Other renting expenses                                    184,645
6310             Office salaries                                           228,245
6311             Office expenses                                            39,240
6320             Management fee                                            279,829
6331             Administrative rent free unit                               6,276
6340             Legal expense - project                                    20,502
6350             Auditing expense                                            9,800
6370             Bad debts                                                   5,947
6390             Miscellaneous administrative expenses                      41,315
                                                                       -----------

6263T              Total administrative expenses                                               816,689

UTILITIES EXPENSE
6450             Electricity                                               298,807
6451             Water                                                     223,966
6452             Gas                                                       382,425
                                                                       -----------

6400T              Total utilities expense                                                     905,198

OPERATING AND MAINTENANCE EXPENSES
6510             Payroll                                                   371,638
6515             Supplies                                                   75,134
6520             Contracts                                                 291,848
6525             Garbage and trash removal                                  49,093
6548             Snow removal                                                2,811
6570             Vehicle and maintenance equipment
                   operation and repairs                                     8,195
                                                                       -----------

6500T              Total operating and maintenance expenses                                    798,719

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                    STATEMENT OF OPERATIONS DATA - CONTINUED

                          Year ended December 31, 2003

Account No.
TAXES AND INSURANCE
6710             Real estate taxes                                                 180,000
6711             Payroll taxes                                                      54,010
6720             Property and liability insurance                                  173,955
6722             Workmen's compensation                                             14,164
6723             Health insurance and other employee benefits                      156,343
6790             Miscellaneous taxes, licenses, permits and insurance                   86
                                                                                  --------

6700T              Total taxes and insurance                                                            578,558

FINANCIAL EXPENSES
6830             Interest on notes payable - long-term                             224,000
6850             Mortgage insurance premium/service charge                          29,775
6890             Miscellaneous financial expenses                                   10,059
                                                                                  --------

6800T              Total financial expenses                                                             263,834
                                                                                                     ----------

6000T            Total cost of operations before
                   depreciation and amortization                                                      3,362,998
                                                                                                     ----------

5060T              Income (loss) before depreciation and amortization                                 1,491,652
                                                                                                     ----------

DEPRECIATION AND AMORTIZATION
6600             Depreciation expense                                              848,101
                                                                                  --------

                   Total depreciation and amortization                                                  848,101
                                                                                                     ----------

5060N            Operating income (loss)                                                                643,551
                                                                                                     ----------

CORPORATE OR MORTGAGOR ENTITY REVENUE AND EXPENSES
7141             Interest on notes payable                                         751,578
7190             Other expenses                                                     46,641
                                                                                  --------

7100T              Net entity expenses                                                                  798,219
                                                                                                     ----------

                   Total expenses                                                                     5,009,318
                                                                                                     ----------

3250             Net income (loss)                                                                   $ (154,668)
                                                                                                     ==========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                    STATEMENT OF OPERATIONS DATA - CONTINUED

                          Year ended December 31, 2003


Account No.
-----------
S1000-010        Total mortgage principal payments required during the audit year (12 monthly payments).
                 Applies to all direct loans and HUD-held and fully-insured mortgages. Any HUD-approved second
                 mortgages are included.                                                                               $ 426,006
                                                                                                                       =========

S1000-020        Total of 12 monthly deposits in the audit year made to the replacement reserve account, as
                 required by the regulatory agreement, even if payments are temporarily suspended or reduced.          $ 579,732
                                                                                                                       =========

S1000-030        Replacement reserve and residual receipts reserve releases which are included as expense
                 items on the statement of operations.                                                                 $       -
                                                                                                                       =========

S1000-040        Project improvement reserve releases under the flexible subsidy program which are included as
                 expense items on the statement of operations.                                                         $       -
                                                                                                                       =========

S3100-120        Mortgage payable note detail (Section 236 only) Interest reduction payments from subsidy.             $ 640,428
                                                                                                                       =========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                  STATEMENT OF PARTNERS' EQUITY (DEFICIT) DATA

                          Year ended December 31, 2003




Account No.                                            General partners     Limited partners          Total
-----------                                            ----------------     ----------------      ------------
S1100-010            Partners' equity (deficit)
                       December 31, 2002                $ (3,549,909)        $ (1,561,022)        $ (5,110,931)

3250                 Net income (loss)                        (1,547)            (153,121)            (154,668)
                                                        ------------         ------------         ------------

3130                 Partners' equity (deficit)
                       December 31, 2003                $ (3,551,456)        $ (1,714,143)        $ (5,265,599)
                                                        ============         ============         ============

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          STATEMENT OF CASH FLOWS DATA

                          Year ended December 31, 2003

Account No.
-----------
               Cash flows from operating activities
S1200-010        Rental receipts                                                                           $ 4,636,348
S1200-020        Interest receipts                                                                              29,104
S1200-030        Other operating receipts                                                                      166,517
                                                                                                           -----------
S1200-040          Total receipts                                                                            4,831,969
                                                                                                           -----------

S1200-050        Administrative expenses paid                                                                 (320,835)
S1200-070        Management fees paid                                                                         (279,829)
S1200-090        Utilities paid                                                                               (875,598)
S1200-100        Salaries and wages paid                                                                      (599,883)
S1200-110        Operating and maintenance paid                                                               (410,824)
S1200-120        Real estate taxes paid                                                                       (180,000)
S1200-140        Property insurance paid                                                                      (157,080)
S1200-150        Miscellaneous taxes and insurance paid                                                            (86)
S1200-160        Net tenant security deposits received (paid)                                                      106
S1200-170        Other operating expenses paid                                                                (194,823)
S1200-190        Interest paid on notes                                                                       (303,822)
S1200-210        Mortgage insurance premium paid                                                               (28,141)
S1200-220        Miscellaneous financial expenses paid                                                         (10,059)
S1200-225        Entity/construction expenses paid
S1200-226          Interest paid                                                $ (276,055)
S1200-226          Asset management fee                                            (44,134)
                                                                                ----------
                                                                                                              (320,189)
                                                                                                           -----------
S1200-230            Total disbursements                                                                    (3,681,063)
                                                                                                           -----------

S1200-240          Net cash provided by (used in) operating activities                                       1,150,906
                                                                                                           -----------

               Cash flows from investing activities
S1200-245        Net deposits to mortgage escrows                                                              (13,256)
S1200-250        Net deposits to reserve for replacements                                                     (130,973)
S1200-330        Net purchases of fixed assets                                                                (525,989)
                                                                                                           -----------

S1200-350          Net cash provided by (used in) investing activities                                        (670,218)
                                                                                                           -----------

               Cash flows from financing activities
S1200-360        Mortgage principal payments - first mortgage                                                 (426,006)
S1200-370        Principal payments on notes and loans payable                                                (405,895)
                                                                                                           -----------

S1200-460          Net cash provided by (used in) financing activities                                        (831,901)
                                                                                                           -----------

S1200-470          NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       (351,213)

S1200-480      Cash and cash equivalents, beginning                                                            834,426
                                                                                                           -----------

S1200T         Cash and cash equivalents, end                                                              $   483,213
                                                                                                           ===========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                    STATEMENT OF CASH FLOWS DATA - CONTINUED

                          Year ended December 31, 2003

Account No.
-----------
               Reconciliation of net income (loss) to net
               cash provided by (used in) operating activities
3250             Net income (loss)                                                              $  (154,668)
                                                                                                -----------
                 Adjustments to reconcile net income (loss) to net
                 cash provided by (used in) operating activities
6600               Depreciation                                                                     848,101
                   Changes in asset and liability accounts
                   (Increase) decrease in assets
S1200-490            Tenant accounts receivable                                                       5,576
S1200-500            Accounts receivable - other                                                     (6,591)
S1200-520            Miscellaneous prepaid expenses                                                  18,509
S1200-530            Tenant security deposits funded                                                 21,146
                   Increase (decrease) in liabilities
S1200-540            Accounts payable                                                                21,532
S1200-570            Accrued interest payable                                                       (50,128)
S1200-580            Tenant security deposits held in trust                                         (21,040)
S1200-590            Prepaid revenue                                                                 (9,561)
S1200-605            Entity/construction liability accounts (include detail)
S1200-606              Accrued interest - entity                                $  475,523
S1200-606              Accrued asset management fee                                  2,507
                                                                                ----------
                                                                                                    478,030
                                                                                                -----------
                   Total adjustments                                                              1,305,574
                                                                                                -----------

S1200-610        Net cash provided by (used in) operating activities                            $ 1,150,906
                                                                                                ===========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          Year ended December 31, 2003

RESERVE FOR REPLACEMENTS

   Balance at December 31, 2002                     $ 858,034
   Total monthly deposits                             579,732
   Interest income                                      9,181
   Approved withdrawals                              (457,940)
                                                    ---------

   Balance at December 31, 2003                     $ 989,007
                                                    =========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          Year ended December 31, 2003

COMPUTATION OF SURPLUS CASH, DISTRIBUTIONS AND RESIDUAL RECEIPTS

  Part A - Compute Surplus Cash
  -----------------------------
  Cash (Accounts 1120, 1170 and 1191)                                                                          $ 576,225
  Accounts receivable - HUD                                                                                        8,854
                                                                                                               ---------

      Total cash                                                                                                 585,079
                                                                                                               ---------

  Accrued mortgage interest payable                                                                                    -
  Delinquent mortgage principal payments                                                                               -
  Delinquent deposits to reserve for replacements                                                                      -
  Accounts payable (due within 30 days)                                                                           88,739
  Loans and notes payable (due within 30 days)                                                                         -
  Deficient tax, insurance or MIP escrow deposits                                                                      -
  Accrued expenses (not escrowed)                                                                                      -
  Prepaid revenue (Account 2210)                                                                                       -
  Tenant security deposits liability (Account 2191)                                                               91,332
  Other current obligations (describe in detail)
    Miscellaneous current liabilities                                                         $ 43,875
                                                                                                                  43,875
                                                                                                               ---------

    Less total current obligations                                                                               223,946
                                                                                                               ---------

    Surplus cash (deficiency)                                                                                  $ 361,133
                                                                                                               =========

  Part B - Compute Distributions to Owners and Required Deposit to Residual Receipts
  ----------------------------------------------------------------------------------
  Surplus cash                                                                                                 $ 361,133
                                                                                                               ---------

  Limited Dividend Projects
  -------------------------
  Annual distribution earned during fiscal period covered by the statements                                      242,600
  Distribution accrued and unpaid as of the end of the prior fiscal period                                     5,449,654
  Distributions and entity expenses paid during fiscal period covered by the statements                          320,189
                                                                                                               ---------

  Amount remaining as distribution earned but unpaid                                                           5,372,065
                                                                                                               ---------

  Amount available for distribution during next fiscal period                                                  $ 361,133
                                                                                                               =========

  Deposit due residual receipts reserve                                                                           NONE

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          Year ended December 31, 2003




CHANGES IN FIXED ASSET ACCOUNTS

                                                                    Assets
                              ------------------------------------------------------------------------------------
                                Balance 12/31/02        Additions             Deletions          Balance 12/31/03
                              ------------------   -------------------   -------------------   -------------------
Land                          $        1,100,000   $                 -   $                 -   $         1,100,000
Buildings                             22,696,043               501,875                     -            23,197,918
Office furniture and equipment         1,320,764                21,712                     -             1,342,476
Maintenance equipment                     19,737                 2,402                     -                22,139
Motor vehicles                             6,400                     -                     -                 6,400
                              ------------------   -------------------   -------------------   -------------------

                              $       25,142,944   $           525,989   $                 -   $        25,668,933
                              ==================   ===================   ===================   ===================

Accumulated depreciation      $       11,045,850   $           848,101   $                 -   $        11,893,951
                              ==================   ===================   ===================   ===================

Total net book value                                                                           $        13,774,982
                                                                                               ===================

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          Year ended December 31, 2003

CHANGES IN FIXED ASSET ACCOUNTS (Continued)
     Fixed Assets Detail
     -------------------

        Additions to Buildings Account
        ------------------------------

                             Item and quantity                                                Amount
        -------------------------------------------------------------                       ---------
        Parking lot                                                                         $   8,760
        Decorating                                                                            142,231
        Electrical                                                                              7,821
        Exterior repairs                                                                        5,047
        Floor/carpet                                                                           19,653
        Lock and key                                                                            2,857
        Plumbing                                                                               78,911
        Safety systems                                                                          5,296
        Security                                                                                6,153
        Windows/screens/doors                                                                 136,830
        Other repair                                                                           45,813
        HVAC                                                                                   17,727
        Appliances                                                                             24,776
                                                                                            ---------

                                                                                            $ 501,875
                                                                                            =========

     Additions to Office Furniture and Equipment Account
     ---------------------------------------------------

                             Item and quantity                                                Amount
        -------------------------------------------------------------                       ---------
        Computers                                                                           $  21,712
                                                                                            =========

     Additions to Maintenance Equipment Account
     ------------------------------------------

                             Item and quantity                                                Amount
        -------------------------------------------------------------                       ---------
        Bobcat bucket                                                                       $     520
        Other maintenance equipment                                                             1,882
                                                                                            ---------

                                                                                            $   2,402
                                                                                            =========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          Year ended December 31, 2003


DETAIL OF ACCOUNTS - BALANCE SHEET

  ACCOUNTS AND NOTES RECEIVABLE - OPERATIONS (ACCOUNT NO. 1140)

    Accounts receivable - commerical                                   $  2,478
    Accounts receivable - other                                           3,146
                                                                       --------

                                                                       $  5,624
                                                                       ========

  MISCELLANEOUS CURRENT ASSETS (ACCOUNT NO. 1190)

    Payroll deposit                                                    $106,999
                                                                       ========

  MISCELLANEOUS CURRENT LIABILITIES (ACCOUNT NO. 2190)

    Accrued audit fees                                                 $  9,800
    Accrued expenses                                                     34,075
                                                                       --------

                                                                       $ 43,875
                                                                       ========

  MISCELLANEOUS LONG-TERM LIABILITIES (ACCOUNT NO. 2390)

    Asset management fees                                              $169,997
                                                                       ========

                       Laurel-Clayton Limited Partnership
                         HUD Project No.: 023-44012-LDC

                      SUPPLEMENTAL INFORMATION - CONTINUED

                         SUPPORTING DATA REQUIRED BY HUD

                          Year ended December 31, 2003

OTHER INFORMATION

     Schedule of notes payable:
                                                                      Lien placed on
                                                                     project assets?
                          Creditor                                       (Yes,No)         Amount due
     -----------------------------------------------------------     ---------------      -----------
     The Community Builders, Inc.                                           No            $ 3,517,966
     HUD                                                                   Yes              2,800,000
                                                                                          -----------

                                                                                          $ 6,317,966
                                                                                          ===========

     Related party transactions detail:

                        Entity name                                                       Amount paid
     -----------------------------------------------------------                          -----------
     The Community Builders, Inc. - Payroll and related costs                             $   964,286
     The Community Builders, Inc. - Management fee                                            279,829
     The Community Builders, Inc. - Accrued interest on note                                  276,055
     Century Pacific Realty Corporation - Asset management fee                                 44,134
                                                                                          -----------

                                                                                          $ 1,564,304
                                                                                          ===========

                               Reznick Group, P.C.

         7700 Old Georgetown Road * Suite 400 * Bethesda, MD 20814-6224
                       (301) 652-9100 * Fax (301) 652-1848


                INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL


To the Partners
Laurel-Clayton Limited Partnership

         We have audited the financial statements of Laurel-Clayton Limited Partnership, as of and for the year ended December 31, 2003, and have issued our report thereon dated January 28, 2004. We have also audited Laurel-Clayton Limited Partnership's compliance with requirements applicable to major HUD-assisted programs and have issued our report thereon dated January 28, 2004.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America, the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States, and the "Consolidated Audit Guide for Audits of HUD Programs" (the "Guide"), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and about whether Laurel-Clayton Limited Partnership complied with laws and regulations, noncompliance with which would be material to a major HUD-assisted program.

         The management of the Partnership is responsible for establishing and maintaining effective internal control. In planning and performing our audit of the financial statements, we considered the Partnership's internal control over financial reporting and its internal control over compliance with requirements that would have a direct and material effect on a major HUD-assisted program in order to determine our audit procedures for the purpose of expressing our opinions on the financial statements and on compliance and not to provide assurance on the internal control over financial reporting and the internal control over compliance.

         Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements that would be material in relation to the financial statements or that noncompliance with applicable requirements of laws and regulations that would be material in relation to a HUD-assisted program may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.








        ATLANTA  o  BALTIMORE  o  BETHESDA  o  CHARLOTTE  o  SACRAMENTO

         This report is intended solely for the information and use of management and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.




Bethesda, Maryland
January 28, 2004

                               Reznick Group, P.C.

         7700 Old Georgetown Road * Suite 400 * Bethesda, MD 20814-6224
                       (301) 652-9100 * Fax (301) 652-1848



                   INDEPENDENT AUDITORS' REPORT ON COMPLIANCE
                    WITH SPECIFIC REQUIREMENTS APPLICABLE TO
                               MAJOR HUD PROGRAMS


To the Partners
Laurel-Clayton Limited Partnership

         We have audited Laurel-Clayton Limited Partnership's compliance with the specific program requirements governing federal financial reports; mortgage status; replacement reserve; residual receipts; distributions to owners; tenant application, eligibility and recertification; management functions; unauthorized change of ownership/acquisition of liabilities; unauthorized loans of project funds; unauthorized transfer of beneficial interest; electronic submission verification; and excess income that are applicable to each of its major HUD-assisted programs for the year ended December 31, 2003. Compliance with those requirements is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's compliance based on our audit.

         We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America, the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States, and the "Consolidated Audit Guide for Audits of HUD Programs" (the "Guide"), issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Those standards and the Guide require that we plan and perform the audit to obtain reasonable assurance about whether material noncompliance with the requirements referred to above that could have a direct and material effect on a major HUD-assisted program occurred. An audit includes examining, on a test basis, evidence about Laurel-Clayton Limited Partnership's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Our audit does not provide a legal determination of the Partnership's compliance with those requirements.

         In our opinion, Laurel-Clayton Limited Partnership complied, in all material respects, with the requirements described above that are applicable to its major HUD-assisted program for the year ended December 31, 2003.

         This report is intended solely for the information and use of management and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.




Bethesda, Maryland
January 28, 2004

                   INDEPENDENT AUDITORS' REPORT ON COMPLIANCE
                    WITH SPECIFIC REQUIREMENTS APPLICABLE TO
                       FAIR HOUSING AND NON-DISCRIMINATION


To the Partners
Laurel-Clayton Limited Partnership

         We have applied procedures to test Laurel-Clayton Limited Partnership's compliance with the Fair Housing and Non-Discrimination requirements applicable to its HUD-assisted programs for the year ended December 31, 2003.

         Our procedures were limited to the applicable compliance requirement described by the "Consolidated Audit Guide for Audits of HUD Programs" (the "Guide") issued by the U.S. Department of Housing and Urban Development, Office of the Inspector General. Our procedures were substantially less in scope than an audit, the objective of which is the expression of an opinion on Laurel-Clayton Limited Partnership's compliance with the Fair Housing and Non-Discrimination requirements. Accordingly, we do not express such an opinion.

         The results of our tests disclosed no instances of noncompliance that are required to be reported herein under the Guide.

         This report is intended solely for the information and use of management and the Department of Housing and Urban Development and is not intended to be and should not be used by anyone other than these specified parties.




Bethesda, Maryland
January 28, 2004